

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Eric Kash
Chief Executive Officer
PSI Corporation
7222 Commerce Center Drive, Suite 210
Colorado Springs, CO 80919

> **Re:** **PSI Corporation**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed December 9, 2010**
> **File No. 0-20317**

Dear Mr. Kash:

We have reviewed your filing and have the following comments. Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Item 4.01 Form 8-K

1.   Please file an updated letter from Seligson & Giannattasio, LLP stating whether or not the firm agrees with the statements made in the amendment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

2.   As previously requested in our letter dated November 3, 2010, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief